Exhibit 99-77D

Westcore Trust (the “Registrant”)

N-SAR Exhibit 77D: Policies with respect to security investments and Sub-Item 77Q1(b)

Effective December 27, 2016, Westcore Growth Fund changed its name to Westcore Large-Cap Dividend Fund (the “Fund”) and made certain changes to its principal investment strategies. These changes include the Fund’s investments in large, dividend-paying companies that meet the portfolio management team’s investment criteria based on various financial measures/ratios and have improving business prospects due to strong company and industry dynamics. The team seeks to optimize the portfolio based on a company’s ability to grow its dividend while also taking into account the valuation of a company. Changes to the principal investment strategies of the Fund also include, the investment of, under normal circumstances, at least eighty percent (80%) of the value of its net assets, plus any borrowings for investment purposes, in stocks of large, well-established, dividend-paying companies, as measured at the time of purchase.

Effective December 27, 2016, Westcore MIDCO Growth Fund changed its name to Westcore Mid-Cap Value Dividend Fund II (the “Fund”) and made certain changes to its principal investment strategies. These changes include the Fund’s investments in medium-sized, dividend-paying companies that the portfolio management team believes to be undervalued based upon various financial measures/ratios and rigorous company-specific research and analysis. Changes to the principal investment strategies of the Fund also include, the investment of, under normal circumstances, at least eighty percent (80%) of the value of the Fund’s net assets, plus any borrowings for investment purposes, is invested in medium-sized, dividend-paying companies.

Effective December 27, 2016, Westcore Select Fund changed its name to Westcore Small-Cap Growth Fund II (the “Fund”) and made certain changes to its principal investment strategies. These changes include the Fund’s investments in small companies that the portfolio management team believes to have attractive growth prospects for earnings and/or cash flows. Changes to the principal investment strategies of the Fund also include, the investment of, under normal circumstances, the Fund invests at least eighty percent (80%) of the value of its net assets plus any borrowings for investment purposes in small-capitalization companies.

These changes are described in the supplement to the Registrant’s prospectus dated and filed with the Securities and Exchange Commission December 23, 2016 (SEC Accession No. 0001398344-16-022073), and are hereby incorporated by reference as part of the response to Item 77D and Sub-Item 77Q1(b) of the Registrant’s Form N-SAR.